Exhibit 99.1

	Six Months Ended June 30, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Earnings:
Total earnings before taxes	$24,670,440	$71,187,876	$99,445,585	$46,759,150	$46,936,242	$4,982,503
Fixed Charges:
Interest and fees paid in connection with borrowed funds	$18,518,288	$33,960,029	$35,140,875	$23,751,990	$15,886,511	$9,830,877

Earnings available to cover fixed charges	$43,188,728	$105,147,905	$134,586,460	$70,511,140	$62,822,753	$14,813,380

Ratio of earnings to fixed charges	2.33	3.10	3.83	2.97	3.95	1.51